VOYA LETTERHEAD

U.S. LEGAL / PRODUCT FILING UNIT

ONE ORANGE WAY, C2S

WINDSOR, CT 06095-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631 | EMAIL:  PETER.SCAVONGELLI@VOYA.COM

September 21, 2020

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:      REQUEST FOR WITHDRAWAL OF FORM N-8F/A DEREGISTRATION APPLICATION FOR RELIASTAR LIFE INS CO OF NY VARIABLE ANNUITY FUNDS A B & C
(FILE NO. 811-03247)

Ladies and Gentlemen:

On behalf of ReliaStar Life Ins Co of NY (the “Company”) and its Variable Annuity Funds A B & C (the “Account”), the Company respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal of the above-referenced Form N-8F deregistration application that was filed pursuant to Section 8(f) of the Investment Company Act of 1940, as amended. The Application was filed with the Commission on September 3, 2020 (Accession Number 0000701383-20-000011).

This request for withdrawal is being made as the above-referenced Form N-8F was inadvertently filed under an incorrect File Number. This request is being submitted in accordance with discussions held with the Commission on September 18, 2020.

If you have any questions concerning the foregoing, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli